UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS FIRST QUARTER OF 2010 RESULTS AND BUSINESS UPDATES
Seoul, South Korea — June 9, 2010 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2010, prepared in accordance with generally accepted accounting principles in the United States, and business updates.
FINANCIAL RESULTS FOR THE FIRST QUARTER 2010
Revenues for the first quarter ended March 31, 2010 were KRW 11,119 million (US$ 9,840 thousand), representing a 14.3% decrease from KRW 12,980 million for the fourth quarter ended December 31, 2009 (“QoQ”) and a 33.0% decrease from KRW 16,607 million for the first quarter ended March 31, 2009 (“YoY”).
Review of financial results
Revenues
Royalty and licensing fee revenues for the first quarter ended March 31, 2010 were KRW 6,484 million (US$ 5,738 thousand), representing a 11.4% decrease QoQ from KRW 7,318 million and a 40.1% decrease YoY from KRW 10,816 million. The decrease was primarily resulted from decreased revenues from Ragnarok Online in the Japanese market and the strengthening of the Korean Won against the Japanese Yen.
Subscription revenue for the first quarter 2010 was KRW 2,435 million (US$ 2,155 thousand), representing a 21.4% decrease QoQ and a 29.9% decrease YoY compared to KRW 3,097 million and KRW 3,475 million, respectively. The decrease was mainly attributable to the decreased revenues from Ragnarok Online in the U.S., Canada and Korea.
Mobile game revenues were KRW 1,839 million (US$ 1,627 thousand) for the first quarter 2010, representing a 5.9% decrease QoQ from KRW 1,954 million and a 0.7% decrease YoY from KRW 1,852 million.
Character merchandising, animation and other revenue were KRW 361 million (US$ 320 thousand) for the first quarter 2010, representing a 40.9% decrease QoQ from KRW 611 million and a 22.2% decrease YoY from KRW 464 million.
Cost of Revenues and Operating Expenses
Cost of revenues were KRW 4,861 million (US$ 4,302 thousand) for the first quarter 2010, representing a 0.9% decrease QoQ from KRW 4,906 million and a 10.4% decrease YoY from KRW 5,427 million. The Company’s decreased cost of revenues YoY was primarily attributable to decrease in salaries for our subsidiary in the U.S. and for the headquarters. The decrease in cost of revenues is also resulted from decrease in rent expenses of subsidiary in the U.S. due to relocation of the U.S. office in October 2009.

Operating expenses were KRW 4,996 million (US$ 4,421 thousand) for the first quarter 2010, representing a 29.9% decrease QoQ from KRW 7,130 million and a 11.8% decrease YoY from KRW 5,667 million. The decrease in operating expenses YoY was primarily due to decrease in commission paid and increase in other income resulting from reimbursement of withholding tax related to the settlement paid to Softsar Entertainment Inc. The decrease in operating expenses QoQ was mainly attributable to a loss on guarantee payment made in the fourth quarter of 2009 for development of Ice Age Online, due to the low likelihood of recovery as we received a written notice of termination of the license agreement from 20th Century Fox Licensing & Merchandising, the trademark licensor of Ice Age, in November 2009, as well as advertising expenses related to co-hosting Ragnarok World Championship in the fourth quarter of 2009, both of which did not occur in the first quarter of 2010.
Income before income tax expenses and others were KRW 1,512 million (US$ 1,338 thousand) for the first quarter of 2010, which represents a 15.0% increase QoQ from KRW 1,315 million and a 78.4% decrease YoY from KRW 6,997 million.
As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 381 million (US$ 337 thousand) for the first quarter of 2010 compared to a net loss attributable to parent company of KRW 290 million for the fourth quarter of 2009 and a net income attributable to parent company of KRW 5,253 million for the first quarter of 2009.
The balance of cash and cash equivalents and short-term financial instruments was KRW 66,057 million (US$ 58,458 thousand) as of March 31, 2010.
Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,130.00 to US$ 1.00, the noon buying rate in effect on May 14, 2010, as quoted by the Federal Reserve Bank of New York.
BUSINESS UPDATES
• Publishing Agreement for H.A.V.E. Online
The Company has entered into a publishing agreement with SK i-media Co., Ltd., an online game developer based in Korea, to publish H.A.V.E. Online, a casual TPS (Third Person Shooter) game, in Korea and Japan.
H.A.V.E. Online is expected to be released in the third quarter of 2010.
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 59 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
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GRAVITY Co., Ltd.
Consolidated Balance Sheets
(In millions of KRW and thousands of US$)

	As of
	31-Dec-09		31-Mar-10
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	51,333	45,427	35,057	31,024
Short-term financial instruments	16,000	14,159	31,000	27,434
Short-term available-for-sale investments	4,973	4,401	5,034	4,455
Accounts receivable, net	5,907	5,227	5,391	4,771
Other current assets	4,686	4,148	5,825	5,154

Total current assets	82,899	73,362	82,307	72,838

Property and equipment, net	2,837	2,511	2,335	2,066
Leasehold and other deposits	1,496	1,324	1,546	1,368
Intangible assets	12,455	11,022	12,707	11,245
Equity method investments	1,100	973	907	803
Other non-current assets	1,651	1,461	1,601	1,417

Total assets	102,438	90,653	101,403	89,737

Liabilities and Equity
Current liabilities:
Accounts payable	3,205	2,836	2,376	2,102
Deferred revenue	3,750	3,319	3,672	3,249
Other current liabilities	1,293	1,144	1,050	930

Total current liabilities	8,248	7,299	7,098	6,281

Long-term deferred income	9,658	8,547	9,321	8,249
Accrued severance benefits	478	423	507	449
Other non-current liabilities	444	393	435	385

Total liabilities	18,828	16,662	17,361	15,364

Common shares	3,474	3,074	3,474	3,074
Additional paid-in capital	75,395	66,721	75,395	66,721
Retained earnings	1,265	1,119	1,646	1,457
Accumulated other comprehensive income	3,262	2,888	3,288	2,910

Total parent company shareholders’ equity	83,396	73,802	83,803	74,162

Non-controlling interest	214	189	239	211

Total equity	83,610	73,991	84,042	74,373

Total liabilities and equity	102,438	90,653	101,403	89,737

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,130.00 to US$1.00, the noon buying rate in effect on May 14, 2010 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-09		31-Mar-09		31-Mar-10
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	3,097	2,741	3,475	3,075	2,435	2,155
Online games-royalties and license fees	7,318	6,476	10,816	9,572	6,484	5,738
Mobile games	1,954	1,729	1,852	1,639	1,839	1,627
Character merchandising, animation and other revenue	611	541	464	410	361	320

Total net revenue	12,980	11,487	16,607	14,696	11,119	9,840

Cost of revenue	4,906	4,342	5,427	4,802	4,861	4,302

Gross profit	8,074	7,145	11,180	9,894	6,258	5,538

Operating expenses:
Selling, general and administrative	6,312	5,586	5,316	4,704	4,335	3,836
Research and development	538	476	351	311	661	585
Impairment losses on intangible assets	280	248	—	—	—	—

Operating income	944	835	5,513	4,879	1,262	1,117

Other income (expenses):
Interest income	595	527	737	652	520	460
Interest expense	(5)	(4)	(15)	(13)	(5)	(5)
Foreign currency income (losses), net	(169)	(150)	763	675	(315)	(279)
Others, net	(50)	(44)	(1)	(1)	50	45

Income before income tax expenses and equity loss of joint venture and partnership	1,315	1,164	6,997	6,192	1,512	1,338

Income tax expenses	962	852	1,405	1,243	947	838

Income before equity loss of related joint venture and partnership	353	312	5,592	4,949	565	500

Equity loss of joint venture and partnership	626	554	321	284	159	141
Net income (loss)	(273)	(242)	5,271	4,665	406	359
LESS: Net income attributable to the non-controlling interest	17	15	18	16	25	22

Net Income (loss) attributable to parent company	(290)	(257)	5,253	4,649	381	337

Earnings (loss) per share
- Basic and diluted	(42)	(0.04)	756	0.67	55	0.05

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings (loss) per ADS
- Basic and diluted	(10)	(0.01)	189	0.17	14	0.01
Weighted average number of ADSs outstanding
- Basic and diluted	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,130.0 to US$1.00, the noon buying rate in effect on May 14, 2010 as quoted by the Federal Reserve Bank of New York.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: June 9, 2010	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer